# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K

### CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

## August 15, 2008
Date of report *(date of earliest event reported)*

| Commission File No. | Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No. | IRS Employer Identification No. |
|---|---|---|
| 000-49965 | **MGE Energy, Inc.**<br>(a Wisconsin Corporation)<br>133 South Blair Street<br>Madison, Wisconsin 53703<br>(608) 252-7000<br>www.mgeenergy.com | 39-2040501 |

Check the appropriate box below if the Form 8 K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a 12 under the Exchange Act (17 CFR 240.14a 12)

[ ] Pre commencement communications pursuant to Rule 14d 2(b) under the Exchange Act
(17 CFR 240.14d 2(b))

[ ] Pre commencement communications pursuant to Rule 13e 4(c) under the Exchange Act
(17 CFR 240.13e 4(c))

**Item 8.01. Other Events.**

On August 15, 2008, MGE Energy, Inc. (the Company) issued a press release announcing an increase in its regular quarterly dividend on its outstanding shares of common stock. The release announced the declaration of a quarterly dividend of $0.3617 per share, payable on September 15, 2008, to shareholders of record as of September 1, 2008. The Company is filing a copy of that press release as Exhibit 99.1 to this report.

**Item 9.01. Financial Statements and Exhibits.**

(a)   Financial statements of businesses acquired:
      Not applicable.

(b)   Pro forma financial information:
      Not applicable.

(c)   Shell company transactions:
      Not applicable.

(d)   Exhibit(s):

| 8-K Exhibit No. | Description |
| --- | --- |
| 99.1 | Press release of MGE Energy, Inc., issued on August 15, 2008. |

# Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**MGE Energy, Inc.**
(Registrant)


/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President and Treasurer

Date: August 15, 2008

**MGE Energy, Inc.**

**Exhibit Index to Form 8-K**
**Dated August 15, 2008**

| 8-K Exhibit No. | Description |
| --- | --- |
| 99.1 | Press release of MGE Energy, Inc., issued on August 15, 2008. |

**Exhibit 99.1**

# MGE Energy Increases Dividend

*Company has paid cash dividends for 99 years*

Madison, Wis., Aug. 15, 2008—The board of directors of MGE Energy, Inc. (Nasdaq: MGEE) today increased the regular quarterly dividend to $0.3617 per share on the company's common stock. The dividend is payable Sept. 15, 2008, to shareholders of record Sept. 1, 2008. With this increase, the new dividend is equivalent to an annual rate of $1.4468 per share.

"We have a solid track record of dividends for our investors," said Gary J. Wolter, MGE Energy's chairman, president and CEO. "MGE Energy is one of only six investor-owned electric utilities that have increased dividends for 30 or more years," said Wolter.

The company has increased its dividends annually for the past 33 years. MGE Energy is listed as a Dividend Achiever by Mergent, a financial information publisher. Mergent calls the 300 companies on its list "the top tier of U.S. industry."

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 136,000 customers in Dane County, Wis., and purchases and distributes natural gas to 140,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

# # #

**Contact:**
Steve Kraus
Manager - Media Relations
608-252-7907
skraus@mge.com